

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-Mail
Ms. Hua Hui
Chief Financial Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third Road,
Shuangliu, Chengdu
People's Republic of China 610207

>   **Re:**   **Apollo Solar Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed May 16, 2012**
>   **Response dated July 20, 2012**
>   **File No. 000-12122**

Dear Ms. Hua Hui:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, page F-7

Note 6 – Due from related parties, page F-15

1.   We have read your response to prior comment 1 from our letter dated July 10, 2012 and understand that you recorded the repurchase of shares from Mr. Hou at a market value of $5.2 million and recorded interest income of $837,359 computed as the difference between market value of the repurchased shares and the carrying value of the note receivable from Mr. Hou. Tell us why you have used the market value of your stock as the cost of reacquisition and why you believe recognition of a gain on this treasury stock transaction is appropriate citing the specific accounting literature that supports your view.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining